Exhibit 99.1

Jupai Announces Private Share Purchase by CEO

SHANGHAI, Dec. 22, 2017 /PRNewswire/ - Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced that Mr. Jianda Ni, Jupai’s chairman of the board and chief executive officer, has agreed to purchase a total of 19,853,538 ordinary shares of Jupai, representing approximately 10% of Jupai’s total shares outstanding, from Mr. Xin Zhou, a director of the Company and E-House (China) Holdings Limited (“E-House”), a leading real estate service company controlled by Mr. Zhou, through a private transaction. The total consideration of the transaction is US$56,847,297, equivalent to US$17.18 per American Depositary Shares (“ADSs”) (one ADS representing six ordinary shares), determined based on the closing price of the Company’s ADSs traded on the New York Stock Exchange on December 20, 2017. Following this transaction, E-House and Mr. Zhou collectively will beneficially own approximately 25% of the equity interests in the Company.

Mr. Jianda Ni said, “We are grateful for having the support and trust of E-House and Mr. Xin Zhou since they became Jupai’s shareholders. I am highly confident in our strategy to build Jupai into the leading wealth and asset management brand in China.  Management will continue our efforts to further enhance long-term value for Jupai’s shareholders.”

ABOUT JUPAI HOLDINGS LIMITED

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jupai’s strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company’s industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in China’s real estate industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Jupai Holdings Limited

Harry He
Director of Investor Relations
Jupai Holdings Limited
Phone: +86 (21) 6026 9129
Email: ir@jpinvestment.cn

Philip Lisio
The Foote Group
Phone: +86 (10) 8429 9544
Email: Jupai-IR@thefootegroup.com